Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio Data)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$88,745	$161,976	$320,658	$220,174	$(132,786)	$(132,173)
Add:
Fixed charges	89,890	154,085	150,661	153,236	149,090	122,286
Amortization of capitalized interest	904	1,722	1,573	1,385	1,216	1,012
Distributions from joint ventures	—	—	2,500	7,587	7,956	6,364
Less:
Interest capitalized	(1,675)	(3,414)	(5,549)	(5,667)	(4,501)	(7,737)
Total earnings	$177,864	$314,369	$469,843	$376,715	$20,975	$(10,248)
Fixed charges:
Interest expense, net	$82,026	$138,350	$131,868	$132,281	$127,119	$90,535
Interest capitalized	1,675	3,414	5,549	5,667	4,501	7,737
Rental expense interest factor (a)	6,189	12,321	13,244	15,288	17,470	24,014
Total fixed charges	$89,890	$154,085	$150,661	$153,236	$149,090	$122,286

Preferred unit distributions (b)	$14,763	$1,925

Total fixed charges plus preferred unit distributions (b)	$104,653	$156,010

Ratio of earnings to fixed charges	2.0x	2.0x	3.1x	2.5x	(c)	(d)
Ratio of earnings to fixed charges plus preferred unit distributions (b)	1.7x	2.0x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)	For the years ended December 31, 2015, 2014, 2013 and 2012, we had no preferred units outstanding.

(c)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(d)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.